VCA Antech, Inc.

12401 West Olympic Blvd.

Los Angeles, CA 90064-1022

January 21, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Carmen Moncada-Terry, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	VCA Antech, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2007
File No. 001-16783

Dear Ms. Moncada-Terry:

We are submitting this letter in response to the comments set forth in your letter dated September 26, 2007 relating to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2007 (the “Proxy Statement”).

For your convenience, we have included the Commission’s comments in bold typeface and appearing below them are our responses. As requested, where appropriate, we have herein provided additional information to enable the Commission to better understand the company’s disclosure in the Proxy Statement. As more specifically noted herein, we will address the remaining comments in future filings with the Commission.

Executive Compensation, page 22

Compensation Discussion and Analysis, page 22

1.

Confirm that all of the companies in the “Industry Peer” group against which you benchmarked were disclosed. If not, please identify all the companies that comprise the Industry Peer group. Additionally, clarify how benchmarking is used to determine the actual compensation awarded to the officers. For example, on page 22 you indicate that the compensation committee assesses the compensation paid to similar executives by your industry peers during the prior year and over a multi-year period. You should address how actual compensation paid reflects the assessments made by the compensation committee of such benchmarking data. Refer to item 402(b) (2) (xiv) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

January 21, 2008

Company Response: We confirm that all of the companies in the “Industry Peer” group against which the company benchmarked were disclosed in the Proxy Statement. In addition, in future filings with the Commission, we will explain in more detail how our compensation committee uses benchmarking to determine the actual compensation awarded to our named executive officers.

Base Salary, page 23

2.

We direct you to Item 402(b) (l) (v) of Regulation S-K. Disclose how the bullet points on page 23 listed under this heading were considered and resulted in the actual base salary adjustments for each named executive officer during 2006. For example, you disclose a base salary adjustment of over $121,185 for Mr. Antin in comparison to fiscal 2005. You should elaborate in the Compensation Discussion and Analysis the reasons for material adjustments such as this. See also Instruction 1 to Item 402(b) of Regulation S-K.

Company Response: As more fully described below, our compensation committee considered the following bullet points, which are set forth on page 23 of the Proxy Statement, in making the actual base salary adjustments for each named executive officer in June 2006:

o    compensation levels of similarly positioned executive officers in comparable companies;

                o    the performance of the company as a whole;

o     the performance of the business area or function for which the named executive officer is     responsible;

o     qualitative factors reflecting the individual performance of the particular named executive officer; and

o     the recommendations of the Chief Executive Officer (except in the case of his own compensation).

With respect to Mr. Antin in particular, the Compensation Committee took into account the following: Mr. Antin’s then current base salary and total compensation in 2005 was in the lower half of that of chief executive officers in the peer group; Mr. Antin’s base salary was last increased in 2004 (there was no increase in base salary in 2005); and the Company had experienced substantial growth in revenues, earnings per share, per share trading value and market capitalization during 2005 and 2006.

In future filings with the Commission, we will discuss the factors considered by our compensation committee and reasons for making material adjustments to the base salaries paid to our named executive officers.

Securities and Exchange Commission

Division of Corporation Finance

January 21, 2008

3.

You state that base salaries paid are “comparable” to those paid to executive officers by your Industry Peers. Please elaborate on what “comparable” base salaries are by identifying for each named executive officer the percentile range of compensation paid by the Company relative to the Industry Peer group. For example, if base salaries are at the median of the group, revise to disclose this fact.

Company Response: In future filings with the Commission, we will identify for each of our named executive officers what such named executive officer’s base salary is by reference to the quartile (i.e., first quartile, second quartile, third quartile etc.) of the base salaries paid to the equivalent named executive officers at our “Industry Peer” group companies.

Annual Cash Bonus, page 23

4.

You disclose that targets for actual Adjusted EBITDA and adjusted net income per common share were established for 2006 yet you omitted disclosure of the actual quantitative target. Please identify the targets established for any metrics considered by the committee in its determination of the actual bonus amount earned in a given fiscal year. To the extent you believe that disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Company Response: The Adjusted EBITDA and adjusted net income per common share targets established by the Compensation Committee for 2006 were the targeted amounts that formed the basis of the Company’s publicly released guidance for 2006. In future filings with the Commission, we will identify the targets established for metrics considered by our compensation committee in its determination of the actual bonus amounts earned by our named executive officers in a given fiscal year, unless we determine that such disclosure poses a reasonable risk of competitive harm to the company. See Instruction 4 to Item 402(b) of Regulation S-K. If we determine that the disclosure of our performance targets in a future filing poses a reasonable risk of competitive harm to the company, we will provide, upon the Commission’s request, a supplemental analysis as to why we consider it appropriate to omit such performance targets in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Furthermore, if we continue to omit any performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we will provide as much detail as necessary or appropriate without providing information that poses a reasonable risk of competitive harm to the company in discussing how likely it will be for the company to achieve the specific target levels or other related factors.

Securities and Exchange Commission

Division of Corporation Finance

January 21, 2008

5.

We direct you to Instruction 5 to Item 402(b) of Regulation S-K. You should provide definitions for financial metrics considered such as “Adjusted EBITDA” and “adjusted net income” and explain how these metrics are calculated from the company’s audited financial statements.

Company Response:In future filings with the Commission, we will (A) include definitions of “Adjusted EBITDA,” “adjusted net income” and similar financial metrics used by the company and (B) explain how the financial metrics are calculated from the company’s audited financial statements.

6.

Please revise your disclosure to address how each named executive officer’s individual performance in the discharge of his particular duties was considered and resulted in the actual amounts earned in 2006 as reflected in the summary compensation table. See Items 402(b) (1) (v) and 402(b) (2) (vii) of Regulation S-K.

Company Response:For 2006, our compensation committee assessed each named executive officer’s individual performance over the course of the year against the following financial and operational objectives for purposes of adjusting such named executive officer’s base salary: increase in market price of the Company’s common stock and aggregate market capitalization; increase in Adjusted EBITDA and net income per share; number of animal hospitals acquired against target; and same store sales growth in the Company’s two principal operating segments, veterinary animal hospitals and veterinary laboratories. In addition, as discussed on pages 22 and 23 of the Proxy Statement, our compensation committee has discretion with respect to the amount of the annual bonus paid to each named executive officer. Thus, our compensation committee’s subjective evaluation of the contribution of each named executive officer plays a major role in the annual bonus granted by our compensation committee to such named executive officer. This subjective evaluation of the impact of individual contributions on annual bonuses is not formula-based, but rather involves the exercise of discretion and judgment by our compensation committee. In future filings, we will describe the individual contributions considered by our compensation committee (or the chief executive officer, if applicable) to the extent they are specifically identified and material in establishing actual compensation.

7.

The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. For example, there appears to be wide disparities in the salaries awarded to the chief executive officer relative to the other named executive officers. Also, there are disparities in the bonus amounts awarded to Mr. Robert Antin relative to the other named executive officers. Revise your Compensation Discussion and Analysis to provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers.

Securities and Exchange Commission

Division of Corporation Finance

January 21, 2008

Company Response: We apply essentially the same compensation policies to all of our named executive officers. The disparity between the Chief Executive Officer’s compensation and the other named executive officers reflects: the larger scope of his responsibilities and authority; his individual contributions to the success of the Company; and the comparable compensation paid to officers of similarly situated companies. As discussed beginning on page 22 of the Proxy Statement, our compensation committee benchmarks compensation for each named executive officer to the “Industry Peer” group. In future filings with the Commission, we will disclose that the difference in the amount of base salary and annual bonus awarded to Mr. Robert Antin relative to the amount of base salary and annual bonus awarded to each other named executive officers is generally attributable to differences in the benchmarking data for the positions held by them and that these differences reflect the scope of authority and responsibility for the relevant positions. For example, Mr. Robert Antin’s base salary and annual bonus are based on the “Industry Peer” group information for the chief executive officer position, which levels are almost always higher than for the other executive officers at the “Industry Peer” group companies.

Employment Agreements; Payments Upon Termination and Change of Control, page 29

8.

Describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and various post-termination arrangements. Please discuss why you have chosen to pay various multiples of the components of compensation or why vesting of equity awards is accelerated under various triggering events for each of the named executive officers. For example, elaborate on how you determined the payments due to an officer in the event the officer terminates employment for cause as defined in the employment agreement.

Company Response: In the Proxy Statement, we included a table for each named executive officer setting forth with respect to certain termination and change in control events: (A) the dollar value of each payment and benefit to such named executive officer and (B) the aggregate dollar value of all payment(s) and benefit(s) to such named executive officer. See pages 29-34 of the Proxy Statement. The formulas used to calculate the cash severance payable upon certain termination and change in control events, and the termination and change in control events triggering the acceleration of previously granted stock options, were established many years ago. We reviewed the employment and severance agreements against industry standards at the time they were adopted. We do not view the payments and benefits in the event of a termination or change in control as additional elements of compensation since a triggering event may never occur. We believe the use and structure of our payments and benefits in the event of a termination or change in control are consistent with our compensation objectives to recruit, motivate and retain highly talented executive officers. In addition, we believe the termination and change in control arrangements set forth in the employment and severance agreements provide a long-term commitment to job stability and financial

Securities and Exchange Commission

Division of Corporation Finance

January 21, 2008

security and encourage retention in the face of the potential disruptive impact of an actual or potential change in control of the company. Furthermore, we believe that our change in control policies ensure that the interests of our named executive officers will be materially consistent with the interests of our stockholders when considering corporate transactions.

Closing Comments:

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (310) 571-6500.

Sincerely,

/s/ Tomas W. Fuller

Tomas W. Fuller

Chief Financial Officer

cc:	C.N. Franklin Reddick III